Exhibit 21
REGISTRANT
POLARIS INDUSTRIES INC.

State or Other Jurisdiction
of Incorporation or
Name of Subsidiary	Organization
Polaris Industries Inc.	Delaware
Polaris Industries Ltd.	Manitoba, Canada
Polaris Acceptance Inc.	Minnesota
Polaris Sales Inc.	Minnesota
Polaris Industries Manufacturing LLC	Minnesota
Polaris Insurance Services LLC	Minnesota
Polaris Direct Inc.	Minnesota
Polaris Sales Australia Pty Ltd	Australia
Polaris France S.A.	France
Polaris Britain Limited	United Kingdom
Polaris Norway AS	Norway
Polaris Scandinavia AB	Sweden
Polaris Austria GmbH	Austria
Polaris Germany GmbH	Germany
Polaris Sales Spain, S.L.	Spain
Victory Motorcycles Australia Pty Ltd	Australia